BB 8/31

06009947

TEDSTATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2005 (MM/DD/YY) AND ENDING JUNE 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NELSON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. MAIN SUITE 1118
(No. and Street)

SPOKANE (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK K DONAHUE 509-838-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDIRMID, MIKKELSON & SECREST, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. SPRAGUE, SUITE 380 (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED AUG 28 2006 WASH. DC 151

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT O. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NELSON SECURITIES, INC., as of JUNE 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

HEIDI JO V... COMMISSION EXPIRES NOTARY PUBLIC OCT. 07, 2008 STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
June 30, 2006 and 2005

NELSON SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen + Secrest, P.S.

August 15, 2006
Spokane, Washington

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2006 and 2005

ASSETS	2006	2005
Cash and cash equivalents	**$ 200,380**	$ 145,929
Receivable from clearing broker	**8,976**	4,633
Investment advisory fees and commissions receivable	**157,805**	183,034
Federal income tax receivable		9,185
Marketable securities owned:		
Trading account	**19,872**	12,571
Investment account	**8,970**	
Prepaid expenses	**23,774**	33,003
Deposit with clearing house	**50,000**	50,000
Furniture and equipment	**2,350**	6,606
Newsletter publishing rights, less accumulated amortization of $65,907 and $60,217	**19,440**	25,130
	$ 491,567	$ 470,091
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to vendors	**$ 12,153**	$ 8,358
Payroll and business taxes payable	**7,033**	24,902
Accrued bonuses	**17,000**	
Federal and state income taxes payable	**25**	25
Deferred advisory service revenue	**31,423**	31,437
Deferred subscription revenue		685
	67,634	65,407
Stockholder's equity:		
Common stock, $100 par value		
Authorized, 500 shares;		
Issued and outstanding, 100 shares	**10,000**	10,000
Additional paid-in capital	**252,734**	252,734
Retained earnings	**161,199**	141,950
	423,933	404,684
	$ 491,567	$ 470,091

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF OPERATIONS
for the years ended June 30, 2006 and 2005

	2006	2005
Revenues:		
Investment advisory fees and commissions	$ 2,308,814	$ 2,289,733
Trading commissions	219,511	137,919
Trading income	26,844	3,616
Newsletter income	685	5,635
Interest and dividend income	11,428	8,224
	2,567,282	2,445,127
Expenses:		
Salaries and commissions	1,569,502	1,485,632
Licenses and regulatory fees	76,981	75,661
Payroll taxes	104,110	113,756
Telephone and utilities	106,088	104,720
Occupancy and leases expense	159,777	227,490
Auto	23,833	26,100
Office expense and postage	100,022	117,724
Travel and entertainment	37,224	29,016
Credit union access fees	56,884	67,944
Consulting expense	18,367	16,651
Newsletter expense	18,000	23,538
Continuing education expense	1,369	751
Business and property taxes, net of refunds	17,830	14,919
Depreciation and amortization	9,946	15,421
Professional services	35,006	18,264
Insurance	118,434	116,867
Quotation service	23,530	31,488
401(k) plan expense	26,638	25,882
Miscellaneous	43,667	90,109
	2,547,208	2,601,933
Income (loss) before income taxes	20,074	(156,806)
Federal and state income tax expense (benefit)	825	(3,760)
Net income (loss)	$ 19,249	$ (153,046)

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended June 30, 2006 and 2005

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, July 1, 2004	100	$ 10,000	$ 252,734	$ 294,996	$ 557,730
Net loss for the year ended June 30, 2005				(153,046)	(153,046)
Balances, June 30, 2005	100	10,000	252,734	141,950	404,684
Net income for the year ended June 30, 2006				19,249	19,249
Balances, June 30, 2006	**100**	**$ 10,000**	**$ 252,734**	**$ 161,199**	**$ 423,933**

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended June 30, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	**$ 19,249**	$ (153,046)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	**9,946**	15,421
Changes in assets and liabilities:		
Net receivable from clearing broker	**(4,343)**	(2,512)
Fees and commissions receivable	**25,229**	26,098
Other receivables		2,664
Federal income tax receivable	**9,185**	(9,185)
Marketable securities owned, net	**(16,271)**	(3,952)
Prepaid expenses	**9,229**	3,114
Deposits with clearing broker		(25,000)
Payable to vendors	**3,795**	(18,322)
Payroll and business taxes payable	**(17,869)**	17,640
Accrued bonuses	**17,000**	(25,575)
Federal and state income taxes payable		(4,585)
Deferred advisory service revenue	**(14)**	(6,267)
Deferred subscription revenue	**(685)**	(3,874)
Total adjustments	**35,202**	(34,335)
Net cash provided by (used in) operating activities	**54,451**	(187,381)
Cash flows from investing activities:		
Purchase of equipment		(2,365)
Net increase (decrease) in cash and cash equivalents	**54,451**	(189,746)
Cash and cash equivalents at beginning of year	**145,929**	335,675
Cash and cash equivalents at end of year	**$ 200,380**	$ 145,929
Supplemental disclosure of cash paid for income taxes	**$ 825**	$ 825

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Orlando, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company places its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be a significant credit risk. For purposes of the balance sheet classification and statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one month or less to be cash equivalents.

The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Marketable securities owned by the Company are stated at market value.

Continued

1. The Company and Significant Accounting Policies, *continued*:

Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

The purchase cost of publishing rights for an investment newsletter is being amortized on the straight-line method over 15 years. Amortization expense was $5,690 for both years ended June 30, 2006 and 2005.

The Company's policy is to expense advertising costs when incurred.

2. Furniture and Equipment:

Furniture and equipment at June 30, 2006 and 2005 consisted of the following:

	2006	2005
Furniture and fixtures	**$141,589**	$141,589
Computer equipment	**104,424**	104,424
Telephone system	**56,846**	56,846
	302,859	302,859
Less accumulated depreciation	**300,509**	296,253
	$ 2,350	$ 6,606

Depreciation expense for the years ended June 30, 2006 and 2005 was $4,256 and $9,731, respectively.

3. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company was required to maintain minimum net capital of $50,000, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $227,354 and $188,382 at June 30, 2006 and 2005, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .30 to 1 and .35 to 1 at June 30, 2006 and 2005, respectively.

Continued

4. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 12% of their salaries with the Company matching 25% of the participant's deferral. For the years ended June 30, 2006 and 2005, the Company's contribution was $23,969 and $23,275, respectively.

5. Income Taxes:

Differences between the Company's effective income tax rate and the statutory rate results principally from certain non deductible expenses. The income tax provision at June 30, 2006 and 2005 consisted of the following:

	2006	2005
Federal income taxes (benefit)		$ (4,585)
State income taxes	$ **825**	825
	$ 825	$ (3,760)

Federal income tax expense for the year ended June 30, 2006 was offset by utilization of the tax benefit from a net operating loss carryover. At June 30, 2006, the Company has an unused operating loss carryforward of $93,394 that may be applied against future taxable income that expires in 2025.

6. Lease Commitments:

The Company leases its Spokane, Orlando and San Diego office space for $9,336 monthly under operating lease agreements. The Spokane office is leased on a month-to-month basis. The Orlando lease expires in June 2007 and the San Diego lease expires September 2007. Lease expense including utilities for all locations was $128,695 and $155,351 for the years ended June 30, 2006 and 2005, respectively.

Future minimum payments under noncancellable office space leases having initial or remaining lease terms in excess of one year as of June 30, 2006, are as follows:

Years ending June 30:	
2007	$ 46,065
2008	5,819
	$ 51,884

Continued

6. Lease Commitments, *continued*:

The Company leases various equipment from NFS Leasing, L.L.C., which is owned 100% by the stockholder of the Company. The lease agreements currently provide for rent of $2,512 per month including applicable sales tax. Rent expense paid under these agreements was $31,082 and $67,791 for the years ended June 30, 2006 and 2005, respectively. Future minimum annual rents due under these agreements are as follows:

Years ending June 30:	
2007	$ 27,034
2008	10,635
2009	1,360
2010	1,134
	$ 40,163

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2006, and have issued our report dated August 15, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen + Secrest, P.S.

August 15, 2006
Spokane, Washington

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2006

Net capital:		
Stockholders' equity:		
Common stock	$ 10,000	
Additional paid-in capital	252,734	
Retained earnings	161,199	
Total stockholders' equity		**$ 423,933**
Deductions:		
Non-allowable assets:		
Other receivables	133,982	
Prepaid expenses	23,774	
Furniture and equipment at cost, net of accumulated depreciation	2,350	
Newsletter publishing rights, net of accumulated amortization	19,440	
		179,546
Net capital before haircut on securities positions		**244,387**
Haircuts on securities	12,704	
Undue concentration	4,329	
		17,033
Net capital		**$ 227,354**
Required net capital		**$ 50,000**
Excess net capital		**$ 177,354**
Aggregate indebtedness:		
Payable to vendors	$ 12,153	
Payroll and business taxes payable	7,033	
Accrued bonuses	17,000	
Federal and state income taxes payable	25	
Deferred advisory service revenue	31,423	
Total aggregate indebtedness		**$ 67,634**
Ratio of aggregate indebtedness to net capital		**.30 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
June 30, 2006

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

NELSON SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2006

Net capital:		
Net capital as reported on FOCUS REPORT	$ 225,579	
Audit adjustment to increase federal and state income tax payable	(25)	
Amount on FOCUS REPORT not on audit for income tax expense	1,800	
Net capital which should have been reported		**$ 227,354**
Net capital as computed on page 11		**$ 227,354**
Aggregate indebtedness:		
Aggregate indebtedness as reported on FOCUS REPORT	$ 69,408	
Audit adjustment to increase federal and state income taxes payable	25	
Amount on FOCUS REPORT not on audit for income tax expense	(1,800)	
Rounding	1	
Aggregate indebtedness which should have been reported		**$ 67,634**
Aggregate indebtedness as computed on page 11		**$ 67,634**

NELSON SECURITIES, INC.

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2006

Nelson Securities, Inc acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Nelson Securities, Inc. for the year ended June 30, 2006, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
Nelson Securities, Inc.

Because of the inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

McDirmid, Mikkelsen + Secrest, P.S.

August 15, 2006
Spokane, Washington